EXHIBIT 99.1
LETTER OF TRANSMITTAL

[HILLS BANCORPORATION]

___________ __, 2011

Dear _________________:

On behalf of Hills Bancorporation, I am pleased to notify you that we are offering you the opportunity to participate in our stock offering of up to ______ shares of our common stock.  We are selling these shares to further capitalize our wholly-owned subsidiary, Hills Bank and Trust Company, to allow for periodic repurchases of our common stock so as to create liquidity for shareholders wishing to sell such shares, for working capital and other general corporate purposes, and to provide for future growth and expansion opportunities should desirable alternatives become available to us.

We are offering the shares at a price of $______ per share.  The terms of the offering, the method for submitting the Subscription Agreement and payment, and certain other information about the offering and Hills are more fully explained in the enclosed prospectus.  After reading the prospectus, if you have any questions about the offering or us, please feel free to contact me, James G. Pratt, our Treasurer and Chief Financial Officer or Shari DeMaris, Senior Vice President and Director of Finance of the Bank, at (319) 679-5090 or toll free (888) 296-0938.

Very truly yours,

Dwight O. Seegmiller
President and Chief Executive Officer

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